MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Tel: (905) 726.7507 Fax: (905) 713.6332

October 7, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel and
Heather Clark

Dear Sir/Madame:

RE:         MI Developments Inc. (“MID” or the “Company”)

Form 40-F for the year ended December 31, 2009

Filed March 29, 2010

File No.  001-31728

On behalf of the Company, I am writing in response to your letter dated September 23, 2010, respecting the above-referenced matter.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are noted below in italics and the Company’s response follows each such comment.

Comment # 1

Form 6-K filed August 13, 2010

Significant Matters with Penn National Gaming, Inc., page 6

Transaction with Penn National Gaming, Inc. page 6

1.                                      We note from the disclosure on page 6 that on May 6, 2010, the company through an indirect wholly-owned subsidiary entered into an agreement with a wholly owned subsidiary of Penn National Gaming providing for joint ventures to own and operate the Maryland Jockey Club (MJC) real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties.  We also note that on July 1, 2010, all closing conditions relating to this transaction were completed and that under the related agreements, MJC’s real estate and racing operations will be owned by a joint venture to be 51% owned and managed by MID and the right to develop and operate any future gaming opportunities other than racing at the MJC properties will be owned by a joint venture to be 51% owned and managed by Penn.  With regards to these joint venture arrangements, please tell us and revise the company’s financial statements to explain the company’s planned accounting treatment for its investments in these joint venture arrangements.

Response #1

The Company will account for its investments in these joint ventures using the equity method of accounting.  Investments in entities in which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting in accordance with Accounting Standards Codification (“ASC”) 323, Investments — Equity Method and Joint Ventures.  The Company has determined that the venturers jointly control the operating and financial policies of these joint ventures as all major decisions require the unanimous approval of the Board of Directors, which consist of representatives from both the Company and Penn National Gaming, Inc. (“Penn”).  The Company has also determined that these joint ventures do not constitute variable interest entities based on the guidance in ASC 810-10-05-08, Variable Interest Entities.

The Company will outline the accounting treatment for its investments in these joint venture arrangements in its filings for the three and nine months ended September 30, 2010 to be furnished on Form 6-K.

Comment # 2

2.                                      Also, we note that in connection with the formation of the joint venture arrangements, Penn paid MID $26 million for Penn’s interest in the joint venture arrangements. With regards to this payment, please indicate whether any gain or loss was recognized by the company in connection with the receipt of this payment and if so, please explain how any gain or loss recognized was calculated or determined.

Response #2

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn providing for joint ventures to own and operate The Maryland Jockey Club’s (“MJC”) real estate and racing operations (the “Real Estate and Racing Venture”) and the right to pursue non-racing gaming opportunities at MJC properties (the “Gaming Venture”).  On July 1, 2010, all closing conditions relating to this transaction were completed.  On closing, Penn paid MID $26.0 million for Penn’s interest in the Real Estate and Racing Venture and Gaming Venture, subject to a working capital adjustment, which was finalized subsequent to the closing of the transaction and amounted to approximately $0.1 million.  As a result, the aggregate amount Penn paid MID was $26.1 million.  The Company has determined that a preliminary loss of approximately $0.2 million will be recognized in the third quarter ended September 30, 2010 in accordance with ASC 810-10-40-3A, Deconsolidation of a Subsidiary.  The insignificant loss of approximately $0.2 million was calculated as the difference between the aggregate sales proceeds of $26.1 million paid by Penn and 49% of the carrying amount of the net assets of the Real Estate and Racing Venture and 51% of the carrying amount of the net assets of the Gaming Venture at the closing date of the transaction, which amounted to approximately $26.3 million.

The net assets that comprise the Real Estate and Racing Venture were acquired by the Company in connection with the completion of the Plan and initially recognized at their estimated fair values at April 30, 2010 (the date that MJC was transferred to the Company under the Plan).  Given the short-time frame between May 6, 2010 and April 30, 2010 and that prior to April 30, 2010 the Company was in on-going discussions with Penn concerning possible joint venture transactions, the Company determined that the transaction with Penn established the most appropriate estimate of fair value for MJC at April 30, 2010 from the perspective of a market participant and hence there was no significant gain or loss recognized on the closing of the Penn transaction.

Comment # 3

Real Estate Business, page 19

Rental Revenue, page 19

3.                                      We note from page 20 that rental revenue decreased by $0.1 million during the three months ended June 30, 2010 due to a rent-free period to a new tenant.  We further note that ASC 840-40-25-2a requires that rents be recognized on a straight-line basis over the lease term. In this regard, please tell us how you recognize rental revenues and specifically explain why a rent free period would decrease your rent during the period if such revenues are recognized on a straight-line basis.

Response #3

The Company recognizes rental revenues relating to rent-free periods as follows: the total amount of contractual rent to be received from operating leases is recognized in income on a straight-line basis over the term of the lease agreement.  The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreement is recognized in deferred rent receivable.

The discussion on page 20 relating to the rent-free period and the reduction in revenue of $0.1 million describes the economic impact of the re-leasing of a property to a new tenant during the second quarter of 2010 as compared to the prior year period.  The accounting entry recorded to rental revenue as a result of recognizing revenue on a straight-line basis is reflected in the “straight-line rent adjustment” category within the rental revenue table on page 19 of the 2010 Second Quarter Interim Report furnished on Form 6-K.

Comment # 4

3.  Transactions with Related Parties, page 64

(a) Loans to MEC, page 64

4.                                       We note from the disclosure included in Note 3 that in connection with the development and completion of the Plan, the company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the company pursuant to the terms of the plan.  We also note that as a result of such analysis, the company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans and accordingly recorded a $90.8 million impairment provision related to the loans receivable from MEC which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value.  We further note that as a result of the finalization and transfer of the Transferred Assets under the Plan effective April 30, 2010, the company reduced the impairment provision by $10.0 million for the three and six months ended June 30, 2010.  With regards to the reduction of the impairment provision, please tell us and revise the notes to the company’s financial statements and MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in the recognition of this reduction in the impairment provisions during the three and six months ended June 30, 2010.  As part of your response, please indicate whether the fair values of the assets received in connection with the completion of the Plan were higher than originally anticipated and if so, please explain why.  We may have further comment upon receipt of your response.

Response #4

In assessing the loan loss provision relating to loans receivable with Magna Entertainment Corp. (“MEC”), the Company referred to the following within ASC 310, Receivables:  “When a loan is impaired as defined in paragraphs 310-10-35-16 through 35-17, a creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except as a practical expedient, a creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral of the loan if the loan is a collateral dependent loan.”  Upon the approval and transfer of the Transferred Assets under the Plan effective April 30, 2010, the Company compared the carrying value of the loans receivable to the fair value of the underlying collateral and determined that the fair value of the collateral was higher than originally estimated, resulting in the Company reducing the impairment provision by approximately $10.0 million for the three and six months ended June 30, 2010.  The estimates of fair values and estimating the loan recovery was complex and involved considerable judgement concerning various factors that affected the value of MEC’s assets.  Moreover, the value of MEC’s assets were subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated with changes in factors affecting the financial conditions and prospects of such assets.  Valuation recoveries and estimates are made at specific points in time and are inherently subject to measurement uncertainty. Such estimates did differ from actual results.

The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision are primarily as follows:

(i)             Directors and Officers Insurance Proceeds

Under the Plan, rights of MID and MEC against MEC’s directors’ and officers’ insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates.  MID is entitled to receive such compensation, if any, from MEC’s directors’ and officers’ insurers.  At December 31, 2010, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding a possible settlement.  Given the complex nature of the settlement discussions, a settlement amount could not be reasonably estimated.  A settlement agreement was subsequently entered into in July 2010 with one of the insurers resulting in MID receiving compensation.  As at April 30, 2010, the Company recognized these pre-acquisition gain contingencies in accordance with ASC 805, Business Combinations, paragraph 805-20-25-19 through 25-20B.  Specifically, ASC 805-20-25-19 states the following:  “if the acquisition-date fair value of the asset or liability arising from a contingency can be determined during the measurement period, that asset or liability shall be recognized at the acquisition date.”  Given that this subsequent event confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision accordingly.

(ii)          Sale Proceeds From Liquidated Assets Under the Plan

The change in fair value of assets to be liquidated under the Plan primarily resulted from the sale of Thistledown.  Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised.  The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010.  Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans.

(iii)       Bankruptcy Claims

Liabilities associated with expected allowed administrative, priority and other claims assumed by the Company under the Plan were different than originally estimated.  The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is on-going and subject to Bankruptcy Court approval.  At each interim reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval.

(iv)      Changes in Fair Value of Net Assets Retained Under the Plan

At each interim reporting date, the Company estimated the working capital of the retained assets under the Plan based on available unaudited internally prepared results and operating projections.  On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process.  The Company also estimated the fair value of the real estate of the retained assets taking into consideration: (i) certain economic and industry information relevant to the retained assets’ operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and subsequent to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use.  Appraisals prepared for the acquisition included updated assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction.

As noted in the 2010 Second Quarter Interim Report furnished on Form 6-K, note 2(c) — Acquisition of Transferred Assets, the amounts recognized for insurance recoveries MID is seeking to receive as compensation from MEC’s directors’ and officers’ insurers and the completion of bankruptcy proceedings related to expected allowed administrative, priority and other claims to be paid by the Company under the Plan and pending in the Bankruptcy Court are preliminary, and therefore the estimates of which, will impact the impairment provision.

The Company will disclose the facts and circumstances that resulted in the recognition of the reduction in the impairment provision in the financial statements and MD&A for the three and nine months ended September 30, 2010 to be furnished on Form 6-K.

Comment # 5

5.                                      Also, please tell us and revise the notes to the company’s financial statements in future filings to explain how the carrying values of the various loans receivable from MEC at the effective date of the Plan compared to fair values of the aggregate net assets received by the company upon completion of the Plan, and explain how any gain or loss recognized was calculated or determined.  If no gains or losses were recognized other than the $10.0 million reduction in the impairment provision discussed above, please explain why.  Also, your response and your revised disclosures should also explain in further detail how the fair values of the various categories of assets received upon effectiveness of the plan were determined.

Response #5

In response to this question clarification was received from Heather Clark by exchange of telephone calls on September 29 and 30, 2010 confirming that references to the “effective date” and to the “completion date” of the Plan are one and the same.   On April 30, 2010, the carrying values of the various loans receivable from MEC was $316.0 million and the fair values of the aggregate net assets received was $326.0 million thereby resulting in a $10.0 million reduction to the impairment provision previously recognized.  There were no other gains or losses related to the Plan recognized in the financial statements.  All changes to the fair value of the underlying collateral of the loans receivable were recorded to the loan loss provision in accordance with ASC 310, Receivables, described above in Response #4.

The Company proposes to revise the disclosures relating to fair values of the various categories of assets received in the financial statements for the three and nine months ended September 30, 2010 to be furnished on Form 6-K as follows:

The fair values of the racing businesses assets were assessed based on the underlying real estate as this was determined to be the highest and best use.  The fair values of the real estate was determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and considering the highest and best use.  In the case of MJC, the fair values were established based on the sale transaction with Penn.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

Intangible assets include customer contracts, software technology and a trademark.   The fair values of the intangible assets were determined in consultation with an external valuator.  The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology.  The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate.  Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management’s best estimate of future operating results.  The discount rate represents the respective entity’s weighted average cost of capital including a risk premium where warranted.  Customer contracts of $12.1 million are amortized over the term of the contract, which range from 3 to 8 years.  The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset.  The incremental cash flows were derived from applying a royalty rate to estimates of the entity’s projected revenues.  The royalty rate was determined by comparing third-party licensing transactions to the entity’s operations.   The discount rate applied was based upon the respective entity’s weighted average cost of capital including a risk premium where warranted.  Software technology of $13.0 million is amortized on a straight-line basis over 5 years.  The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above.  The trademark in the amount of $4.1 million, which is active and relates to corporate identification, has an indefinite life and therefore is not amortized.

Other non-current assets primarily represent a 50% joint venture interest in The Village at Gulfstream Park™.  Fair value was determined using a discounted cash flow analysis under the income valuation method.

Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximate fair value.

Other long-term liabilities relate primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing fair value of the pension liabilities as at April 30, 2010 of two plans as follows:

•                  the assumed discount rate for each pension plan reflects market rates for high quality fixed income investments currently available whose cash flows match the timing and amount of expected benefit payments;

•                  the expected long-term rate of return on plan assets was determined by considering the plans’ current investment mix and the historical and expected future performance of these investment categories; and

•                  the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximates fair value.  Receivable from Reorganized MEC relates to expected insurance recovery proceeds as well as the expected proceeds from the sale of Thistledown and Lone Star.  Due to the short-term nature of these amounts, the book value approximates fair value.  The proceeds from the insurance recovery and sale of Thistledown were received in July 2010.  The proceeds from the sale of Lone Star are expected to be received by November 2010.

I hope that the above has been of assistance to you and that it is fully responsive to your comments.  Please direct any further comments, if any, to the undersigned.

Yours very truly,

By:	/s/Rocco Liscio

Rocco Liscio, CA
Executive Vice-President and
Chief Financial Officer

c.             Dennis Mills

Vito Ciraco